DESCARTES REPORTS FISCAL 2015 THIRD QUARTER FINANCIAL RESULTS
Record Operating Performance and Continued Strong Cash Generation

WATERLOO, Ontario — December 4, 2014 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its unaudited financial results for its fiscal 2015 third quarter (Q3FY15) ended October 31, 2014. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We’re pleased that we’ve once again delivered another record quarter of operating performance and continued strong cash generation, despite foreign exchange pressures on our non-US revenues,” said Edward J. Ryan, Descartes’ CEO. “Our focus on growing our global logistics network through disciplined operations and complementary acquisitions continues to deliver consistent, predictable financial results. With continued strong demand for our logistics solutions complemented by the contribution of our recently-completed acquisitions, we remain optimistic for our upcoming fiscal periods.”

Q3FY15 Financial Results

As described in more detail below, key financial highlights for Descartes in Q3FY15 included:
•
Revenues of $43.1 million, up 11% from $38.8 million in the third quarter of fiscal 2014 (Q3FY14) and up 1% from $42.7 million in the previous quarter (Q2FY15), despite a negative foreign exchange impact from a stronger US dollar;

•
Services revenues of $39.4 million, up 11% from $35.6 million in Q3FY14 and down from $40.2 million in Q2FY15, principally due to the negative impact from foreign exchange. Services revenues comprised 91% of total revenues for the quarter;

•	Cash provided by operating activities of $12.0 million, up 30% from $9.2 million in Q3FY14 and down from $16.0 million in Q2FY15;
•	Net income of $4.2 million, up 91% from $2.2 million in Q3FY14 and up 17% from $3.6 million in Q2FY15;
•	Earnings per diluted share of $0.05, up 67% from $0.03 in Q3FY14 and consistent with Q2FY15, inclusive of the effect of the public offering of 10,925,000 common shares completed in Q2FY15;
•
Adjusted EBITDA of $13.2 million, up 16% from $11.4 million in Q3FY14 and up 4% from $12.7 million in Q2FY15. Adjusted EBITDA as a percentage of revenues was 31%, up from 29% in Q3FY14 and up from 30% in Q2FY15; and

•	Adjusted EBITDA per diluted share of $0.17, down from $0.18 in Q3FY14 and down from $0.19 in Q2FY15.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included executive departure charges, restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY15	Q2 FY15	Q1 FY15	Q4 FY14	Q3 FY14
Revenues	43.1	42.7	40.8	40.3	38.8
Services revenues	39.4	40.2	38.0	36.6	35.6
Gross Margin	68%	68%	68%	68%	67%
Cash provided by operating activities	12.0	16.0	8.4	12.6	9.2
Net income	4.2	3.6	3.7	2.9	2.2
Earnings per diluted share	0.05	0.05	0.06	0.04	0.03
Adjusted EBITDA	13.2	12.7	12.1	11.9	11.4
Adjusted EBITDA as a % of revenues	31%	30%	30%	30%	29%
Adjusted EBITDA per diluted share	0.17	0.19	0.19	0.18	0.18

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2014 (9MFY15) included:
•	Revenues of $126.6 million, up 14% from $111.0 million in the same period a year ago;
•	Services revenues of $117.6 million, up 16% from $101.2 million in the first nine-months of fiscal 2014 (9MFY14). Services revenues comprised 93% of total revenues for 9MFY15;
•	Gross margin of 68%, up from 67% in 9MFY14;
•	Cash provided by operating activities of $36.4 million, up 21% from $30.0 million in 9MFY14;
•	Net income of $11.5 million, up 72% from $6.7 million in 9MFY14;
•	Earnings per diluted share of $0.16, up 60% from $0.10 in 9MFY14;
•	Adjusted EBITDA of $38.1 million, up 17% from $32.5 million in 9MFY14. Adjusted EBITDA as a percentage of revenues was 30% in 9MFY15, up from 29% in 9MFY14; and
•	Adjusted EBITDA per diluted share for 9MFY15 was $0.54, up 6% from $0.51 in 9MFY14.

The following table summarizes Descartes’ results in the categories specified below over 9MFY15 and 9MFY14 (unaudited, dollar amounts in millions):

	9MFY15	9MFY14
Revenues	126.6	111.0
Services revenues	117.6	101.2
Gross margin	68%	67%
Cash provided by operating activities	36.4	30.0
Net income	11.5	6.7
Earnings per diluted share	0.16	0.10
Adjusted EBITDA	38.1	32.5
Adjusted EBITDA as a % of revenues	30%	29%
Adjusted EBITDA per diluted share	0.54	0.51

Cash Position

As at October 31, 2014, Descartes had $150.3 million in cash, comprised entirely of cash and cash equivalents. Cash and cash equivalents have increased $8.9 million in Q3FY15 and $87.6 million in 9MFY15 primarily due to strong cash flow from operations and net proceeds received from the public offering of 10,925,000 common shares completed in Q2FY15. This was partially offset by the repayment of the outstanding interest bearing debt and the acquisitions of Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”) and Customs Info.

The table set forth below provides a summary of cash flows for Q3FY15 and 9MFY15 in millions of dollars:

	Q3FY15	9MFY15
Cash provided by operating activities	12.0	36.4
Additions to capital assets	(0.7)	(2.0)
Acquisition of subsidiaries, net of cash acquired	-	(40.8)
Proceeds from borrowing on debt facility	-	20.0
Payment of debt issuance costs	-	(0.4)
Repayment of debt	-	(63.3)
Issuance of common shares, net of issuance costs	(0.5)	140.5
Settlement of stock options	-	(0.4)
Effect of foreign exchange rate on cash and cash equivalents	(1.9)	(2.4)
Net change in cash and cash equivalents	8.9	87.6
Cash and cash equivalents, beginning of period	141.4	62.7
Cash and cash equivalents, end of period	150.3	150.3

Acquisition of Airclic

On November 19, 2014, Descartes acquired Airclic Inc., a leading US-based provider of mobile solutions that help companies reduce the cost of delivering goods by automating traditional paper-based processes. Airclic has about 45 employees at offices in Trevose, Pennsylvania, Owen Mills, Maryland and Reading, UK. Airclic’s cloud-based mobile solutions help streamline and automate complex ‘last mile’ logistics processes. The ‘last mile’ is a key piece of the supply chain that directly touches customers and has traditionally been fraught with manual paper-based processes. Airclic’s Perform platform provides configurable, feature-

rich mobile technology and advanced electronic proof of delivery solutions that operate on a hand-held device carried by the driver. The solutions help customers across a number of industry verticals, including third-party logistics, food and beverage, retail and healthcare, improve transportation efficiency and reduce the cost of delivering goods. The total purchase price for the acquisition was approximately $29.7 million funded by cash on hand.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, December 4, 2014. Designated numbers are +1-866-229-4144 for North America and +1-416-216-4169 for International, using Passcode 8010580#.

The company will simultaneously conduct an audio webcast on the Descartes web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until December 10, 2014, by dialing +1-888-843-7419 or +1-630-652-3042 followed by Passcode 8010580#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 200,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; research and perform trade tariff and duty calculations and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to Descartes future, opportunities and business; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ most recently filed Management’s Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q3FY15, Q2FY15, Q1FY15, Q4FY14 and Q3FY14 which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q3FY15	Q2FY15	Q1FY15	Q4FY14	Q3FY14
Net income, as reported on Consolidated Statements of Operations	4.2	3.6	3.7	2.9	2.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.4	0.4	0.3	0.3
Investment income	(0.1)	(0.1)	-	-	-
Income tax expense (recovery)	2.0	1.7	1.9	(1.5)	2.1
Depreciation expense	0.8	0.7	0.7	0.9	0.9
Amortization of intangible assets	5.5	5.3	4.6	4.8	4.6
Stock-based compensation and related taxes	0.5	0.4	0.2	0.4	0.5
Acquisition-related expenses	0.2	0.3	0.5	0.7	0.2
Restructuring charges	-	-	0.1	0.1	0.6
Executive departure charges	-	0.4	-	3.3	-
Adjusted EBITDA	13.2	12.7	12.1	11.9	11.4

Weighted average diluted shares outstanding (thousands)	76,190	68,567	64,817	64,658	64,301
Diluted earnings per share	0.05	0.05	0.06	0.04	0.03
Adjusted EBITDA per diluted share	0.17	0.19	0.19	0.18	0.18

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for 9MY15 and 9MFY14, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	9MFY15	9MFY14

Net income, as reported on Consolidated Statements of Operations	11.5	6.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.9	0.6
Interest income	(0.2)	-
Income tax expense	5.6	5.7
Depreciation expense	2.1	2.4
Amortization of intangible assets	15.5	13.2
Stock-based compensation and related fees and taxes	1.2	1.5
Acquisition-related expenses	1.0	0.6
Restructuring charges	0.1	1.8
Executive departure charges	0.4	-
Adjusted EBITDA	38.1	32.5

Weighted average diluted shares outstanding (thousands)	69,926	64,197
Diluted earnings per share	0.16	0.10
Adjusted EBITDA per diluted share	0.54	0.51

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2014	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	150,276	62,705
Accounts receivable
Trade	21,258	20,558
Other	3,750	8,445
Prepaid expenses and other	3,937	3,663
Inventory	850	1,350
Deferred income taxes	13,061	13,508
	193,132	110,229
CAPITAL ASSETS	8,367	8,792
DEFERRED INCOME TAXES	14,075	19,628
INTANGIBLE ASSETS	96,389	94,649
GOODWILL	135,733	111,179
	447,696	344,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,696	7,027
Accrued liabilities	15,644	16,757
Income taxes payable	2,442	2,671
Current portion of debt	-	8,618
Deferred revenue	10,281	9,217
	35,063	44,290
DEBT	-	31,787
INCOME TAX LIABILITY	4,215	4,418
DEFERRED INCOME TAXES	9,768	13,822
	49,046	94,317

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,343,104 at October 31, 2014 (January 31, 2014 – 63,660,953)	247,258	97,779
Additional paid-in capital	450,345	451,394
Accumulated other comprehensive loss	(12,493)	(1,089)
Accumulated deficit	(286,460)	(297,924)
	398,650	250,160
	447,696	344,477

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2014	2013	2014	2013

REVENUES	43,057	38,763	126,573	110,989
COST OF REVENUES	13,876	12,748	40,945	36,255
GROSS MARGIN	29,181	26,015	85,628	74,734
EXPENSES
Sales and marketing	5,451	4,142	15,434	12,181
Research and development	6,986	6,835	20,814	19,196
General and administrative	4,799	5,043	14,690	14,762
Other charges	201	784	1,452	2,401
Amortization of intangible assets	5,541	4,612	15,477	13,220
	22,978	21,416	67,867	61,760
INCOME FROM OPERATIONS	6,203	4,599	17,761	12,974
INTEREST EXPENSE	(144)	(283)	(938)	(649)
INVESTMENT INCOME	92	18	245	37
INCOME BEFORE INCOME TAXES	6,151	4,334	17,068	12,362
INCOME TAX EXPENSE
Current	506	732	1,924	1,782
Deferred	1,488	1,419	3,680	3,850
	1,994	2,151	5,604	5,632
NET INCOME	4,157	2,183	11,464	6,730
EARNINGS PER SHARE
Basic	0.06	0.03	0.17	0.11
Diluted	0.05	0.03	0.16	0.10
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,324	62,737	68,907	62,706
Diluted	76,190	64,301	69,926	64,197

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income	4,157	2,183	11,464	6,730
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	773	861	2,332	2,423
Amortization of intangible assets	5,541	4,612	15,477	13,220
Stock-based compensation expense	461	503	1,112	1,454
Deferred income taxes	1,488	1,419	3,680	3,850
Changes in operating assets and liabilities:
Accounts receivable
Trade	(262)	645	1,107	3,014
Other	555	155	4,525	1,858
Prepaid expenses and other	144	(28)	(242)	(36)
Inventory	94	35	493	(402)
Accounts payable	474	8	(368)	(529)
Accrued liabilities	574	1,096	(1,106)	709
Income taxes payable	167	666	(368)	347
Deferred revenue	(2,163)	(2,920)	(1,717)	(2,638)
Cash provided by operating activities	12,003	9,235	36,389	30,000
INVESTING ACTIVITIES
Additions to capital assets	(693)	(547)	(1,956)	(1,567)
Acquisition of subsidiaries, net of cash acquired	-	-	(40,816)	(32,419)
Cash used in investing activities	(693)	(547)	(42,772)	(33,986)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	-	20,000	19,795
Payment of debt issuance costs	-	-	(386)	(692)
Repayments of debt	-	(984)	(63,305)	(2,827)
Issuance of common shares for cash, net of issuance costs	(492)	192	140,512	418
Settlement of stock options	-	-	(405)	(1,361)
Cash (used in) provided by financing activities	(492)	(792)	96,416	15,333
Effect of foreign exchange rate changes on cash and cash equivalents	(1,966)	452	(2,462)	281
Increase in cash and cash equivalents	8,852	8,348	87,571	11,628
Cash and cash equivalents, beginning of period	141,424	40,918	62,705	37,638
Cash and cash equivalents, end of period	150,276	49,266	150,276	49,266